Exhibit 99.77C

Proxy Voting Results

Special meetings of the Fund’s shareholders were held on October 22, 2008. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one share held on the record date for the meeting.

Proposal 1—
To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Fund, in exchange for the corresponding Acquiring Fund’s Class A shares, having an aggregate net asset value equal to the value of the Fund’s assets and the assumption by the Acquiring Fund of the Fund’s stated liabilities (the “Reorganization”). Class A shares of the Acquiring Fund received by the Fund in the Reorganization will be distributed by the Fund to its Class A shareholders, respectively, in liquidation of the Fund, after which the Fund will cease operations.

	# of Votes	% of Votes
For	1,480,851	72.8%
Against	46,809	2.3%
Abstain/Broker Non-Votes	506,772	24.9%
Total	2,034,432	100.0%

Proposal 2—To elect seven Directors of the Fund.

	# of Votes	% of Votes

Hilary M. Alger
For	1,943,417	95.5%
Withhold	91,015	4.5%
Total	2,034,432	100.0%

Charles F. Baird, Jr.
For	1,949,434	95.8%
Withhold	84,998	4.2%
Total	2,034,432	100.0%

Roger P. Cheever
For	1,949,262	95.8%
Withhold	85,170	4.2%
Total	2,034,432	100.0%

	# of Votes	% of Votes

Lester L. Colbert, Jr.
For	1,947,627	95.7%
Withhold	86,805	4.3%
Total	2,034,432	100.0%

Stephen E. O’Neil
For	1,947,017	95.7%
Withhold	87,415	4.3%
Total	2,034,432	100.0%

David Rosenberg
For	1,949,434	95.8%
Withhold	84,998	4.2%
Total	2,034,432	100.0%

Nathan E. Saint-Amand
For	1,942,962	95.5%
Withhold	91,470	4.5%
Total	2,034,432	100.0%